Exhibit 21

CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES

EXHIBIT 21 - List of the Company’s subsidiaries

Name of Subsidiary (As it is stated in its organizational document under which it does business)	State or Other Jurisdiction of Incorporation or Organization

Church & Dwight Canada Corp.	Canada
Church & Dwight (Australia) Pty Ltd	Australia
Armkel Company (France) S.A.S.	France
Sofibel S.A.S.	France
Church & Dwight (U.K.) Limited	United Kingdom
Church & Dwight S. de R.L. de C.V.	Mexico
Water Pik, Inc.	Delaware
Purity Insurance Inc.	District of Columbia

The Company’s remaining subsidiaries, if considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of December 31, 2024. This list does not include joint ventures in which the Company has an ownership interest.